Exhibit 99.1

English Summary of Comprehensive Credit Facility Agreement of Maximum Amount (No. 810023720131213001) entered into between Shenzhen BAK Battery Co., Ltd (the “Company”) and Shenzhen Eastern Branch, Agricultural Bank of China dated December 16, 2013.

1.	Maximum amount of credit facilities: RMB 374,400,000;

2.	Term: From Dec 16, 2013 to Dec 15, 2014;

3.	Interest rate will be determined in each loan agreement to be signed under this Credit Facility Agreement;

4.	Other clauses:

The Company undertakes that before repayment of all the loans due to Agricultural Bank, any distribution of profit shall not be made without written consent of Agricultural Bank. After the effectiveness of this contract, without written consent of Agricultural Bank, the Company shall not provide any additional guaranty for any third party, and may not mortgage any of its assets to any third party, or provide any pledge for any third party, and shall get the consent of Agricultural Bank before applying for over RMB 50 million credit facility with any third party.

If the Company breaches the abovementioned undertakings, or the guarantors under this Agreement breach the Mortgage Agreements of Maximum Amount no. 81100620130001629 and no. 81100620130001631, and the Pledge Agreement of Maximum Amount no. 81100520130001198, Agricultural Bank is entitled to exercise its rights under clauses 7, and accelerate the loan under this Agreement.

This loan is pledged according to the Mortgage Agreements of Maximum Amount no. 81100620130001629 and no. 81100620130001631, and the Pledge Agreement of Maximum Amount no. 81100520130001198.

Headlines of the articles omitted

>	Procedure on using the comprehensive credit facility
>	Guarantee
>	Declaration and promise of the Company
>	Rights reversed
>	Modification, amendment, termination and invalidation of the Contract
>	Disputation settlement
>	Validity